UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934

        For the fiscal year ended June 30, 2000

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the transition period from _______________ to ____________________


Commission file number 1-12541


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     PRIMECAST 401(K) SAVINGS AND DEFINED CONTRIBUTION PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

    ATCHISON CASTING CORPORATION
    400 South Fourth Street
    Atchison, Kansas  66002

   PrimeCast 401(k) Savings and Defined Contribution Plan

   Financial Statements as of and for the Years Ended June 30, 2000 and 1999, Supplemental Schedules as of and for the Year Ended June 30, 2000, and Independent Auditors' Report

PRIMECAST 401(k) SAVINGS AND DEFINED CONTRIBUTION PLAN

TABLE OF CONTENTS

--------------------------------------------------------------------------------


                                                                                           Page

INDEPENDENT AUDITORS' REPORT                                                                   1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED JUNE 30, 2000 AND 1999:

  Statements of Net Assets Available for Benefits                                              2

  Statements of Changes in Net Assets Available for Benefits                                   3

  Notes to Financial Statements                                                               4-8

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED JUNE 30, 2000:

 Form 5500, Schedule H, Part IV, Lines 4a and 4d - Schedule of Nonexempt Transactions          9

 Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets Held for Investment Purposes
   at the End of Year                                                                          10



Note: Certain supplemental schedules required by rules and regulations of the Department of Labor are omitted because of the absence of conditions under which they are required.

INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants of
PrimeCast 401(k) Savings and Defined Contribution Plan
South Beloit, Illinois

We have audited the accompanying statements of net assets available for benefits of PrimeCast 401(k) Savings and Defined Contribution Plan (the "Plan") as of June 30, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended June 30, 2000, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP

Kansas City, Missouri
January 9, 2001


PRIMECAST 401(k) SAVINGS AND DEFINED CONTRIBUTION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
JUNE 30, 2000 AND 1999

---------------------------------------------------------------------------------------


ASSETS                                                      2000               1999
INVESTMENTS:
  Mutual funds                                         $ 2,634,272         $ 3,454,482
  Guaranteed interest account                              540,733             664,669
  Participant loans                                        164,211             284,601
                                                           --------            -------

            Total investments                            3,339,216           4,403,752
                                                         ----------          ---------

CONTRIBUTIONS RECEIVABLE:
  Employer's                                                 5,450             106,069
  Participants'                                             20,353              58,901
                                                           -------             -------

            Total contributions receivable                  25,803             164,970
                                                            -------            -------

CASH                                                         2,112
                                                             -----             -------

NET ASSETS AVAILABLE FOR BENEFITS                      $ 3,367,131         $ 4,568,722
                                                       ============        ===========


See notes to financial statements.


PRIMECAST SAVINGS AND DEFINED CONTRIBUTION PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED JUNE 30, 2000 AND 1999

---------------------------------------------------------------------------------


                                                         2000            1999

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income:
   Interest and dividend income                        $ 205,314       $ 206,775
   Net appreciation in fair value of investments         248,825         174,159
                                                        --------        --------

     Total investment income                             454,139         380,934
                                                         --------        -------

  Contributions:
   Employer's                                             87,654         310,113
   Participants'                                         308,740         680,736
   Rollover                                                              134,640
   Other                                                   2,001
                                                           -----         -------

     Total contributions                                 398,395       1,125,489
                                                         --------      ---------

     Total additions                                     852,534       1,506,423
                                                         --------      ---------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Benefits paid to participants                          839,175       1,258,347
  Administrative expenses                                    145           8,652
                                                         -------           -----

     Total deductions                                    839,320       1,266,999

TRANSFER TO ATCHISON CASTING CORPORATION
   401(k) PLAN                                        (1,214,805)
                                                      -----------

NET INCREASE (DECREASE)                               (1,201,591)        239,424
                                                      ------------       -------

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                    4,568,722       4,329,298
                                                       ----------      ---------

  End of year                                        $ 3,367,131     $ 4,568,722
                                                     ============    ===========


See notes to financial statements.

PRIMECAST 401(k) SAVINGS AND DEFINED CONTRIBUTION PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 2000 AND 1999

--------------------------------------------------------------------------------


1.      DESCRIPTION OF PLAN

     The following description of the PrimeCast 401(k) Savings and Defined Contribution Plan (the "Plan"), provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     General - The Plan is a defined contribution pension plan sponsored by PrimeCast, Inc. (the "Company" or the "Plan Administrator"). The Plan was established on July 1, 1997. The PrimeCast, Inc. Employee Benefit Plan Committee and the Plan Administrator control and manage the operation and administration of the Plan. Nationwide Life Insurance Company ("Nationwide") served as the custodian of the Plan through November 2, 1998 at which time Prudential Investments ("Prudential") became custodian of the Plan. Officers of the Company serve as trustees (the "Trustees") of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     During June 2000, the Plan transferred $1,214,805 to the Atchison Casting Corporation 401(k) Plan (the "Corporation Plan"), which represents the account balances of noncollective bargaining unit employees, who were allowed to participate in the Corporation Plan effective July 1, 1999.

     Eligibility and Participation - Employees of the Company, as defined by the Plan document, are eligible for participation in the Plan the first day of the month following completion of 90 days of service.

     Contributions - Each year, participants may contribute up to a specified dollar amount determined by the Internal Revenue Code ("IRC"), as defined in the Plan. The Company contributes matching contributions equal to 33 1/3% of the participant's eligible contributions not to exceed 6% of the participant's compensation for each payroll. Effective July 1, 1998, the Plan was amended to increase the percentage on which the additional nonelective contribution is based from 7% to 10% of the net profits of Atchison Casting Corporation and its' subsidiaries ("Atchison") (the parent Company of the Plan Administrator), as defined in the Plan document. The Plan receives a portion of the net profit amount based on the compensation of eligible employees of the Plan in relation to the compensation of all eligible employees of other eligible plans of Atchison that participate in the net profit allocation. The nonelective contribution is then allocated based on compensation of each eligible employee in relation to total compensation of all eligible employees of certain plans sponsored by Atchison.

     Participant Accounts - Each participant's account is credited with the participant's contributions and withdrawals, as applicable, and allocations of the Company's contributions, Plan earnings, and debited with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

     Vesting - Participants are immediately vested in their contributions plus actual earnings thereon. A participant is 100% vested after one year of credited service for matching contributions and Atchison's contribution.

     Investment Options - Upon enrollment in the Plan, a participant may direct contributions in investment options offered by Prudential.

     During 2000 and 1999, the investment options were as follows:

         o     MFS Massachusetts Investors Trust
         o     Prudential Guaranteed Interest Account

         o     Prudential Government Securities Trust - Money Market Series
         o     Oppenheimer Global Fund
         o     AIM Balanced Fund
         o     Prudential Stock Index Fund
         o     Van Kampen Emerging Growth Fund
         o     Prudential Small Company Value Fund
         o     Fidelity Advisor Equity Income Fund
         o     Prudential Government Income Fund
         o     Prudential High Yield Fund
         o     Franklin Convertible Securities Fund

     The following funds were added as investment options during 2000:

         o     MFS Massachusetts Investor Growth Stock Index Fund
         o     Prudential Jennison Growth Fund
         o     Fidelity Advisor Equity Growth Fund

     For more information regarding the Plan's investment alternatives and fund performance, participants should refer to the Plan agreement and published information provided by such funds.

     Participants may change investment elections for future contributions at any time and may transfer any existing balances among the offered funds, subject to exchange limitations imposed by the funds.

     Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan Administrator. Interest rates range from 8% to 11%. Principal and interest is paid ratably through payroll deductions.

     Payment of Benefits - Distributions from the Plan are made upon death, retirement, termination, or permanent disability pursuant to Plan provisions and as permitted by law. If a participant's vested account is less than $5,000, the account balance must be distributed as a lump sum as soon as administratively possible after separation from service. If the account balance is $5,000 or greater, distributions can be in the form of a lump sum, installments, or the account balance may remain in the Plan.

     Forfeitures - Forfeitures occur upon termination of employment by a participant who is not fully vested in the Plan. Forfeiture amounts are used to reduce subsequent contributions of the Plan Sponsor.

     Expenses - The Plan's expenses are paid by the Plan or the Company, as provided by the Plan document. Expenses of $145 and $8,652 were paid by the Plan for the years ended June 30, 2000 and 1999, respectively. The expenses for the Plan year ended June 30, 1999 include expenses related to the transfer of assets from Nationwide to Purdential.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

     Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     Investment Valuation and Income Recognition - The Plan's investments, excluding the guaranteed interest contract, are stated at fair value as determined by quoted market prices. Participant loans are stated at cost, which approximates fair value. See Note 3 regarding the valuation of guaranteed interest contract. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Unit Values - Individual participant accounts were maintained on a unit value basis through November 2, 1998. Participants did not have beneficial ownership in specific underlying securities or other assets in the various funds, but had an interest therein represented by units valued as of the last business day of the period. The various funds earned dividends and interest which were automatically reinvested in additional units. Generally, contributions to and withdrawal payments from each fund were converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants' accounts were charged or credited with the number of units properly attributable to each participant. Transactions were recorded on the trade date.

     Payment of Benefits - Benefit payments are recorded when paid.

3.   INVESTMENT CONTRACT WITH INSURANCE COMPANY

     The Plan has applied the provisions of Statement of Position ("SOP") 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans." SOP 94-4 requires a defined contribution plan to report investment contracts at fair value unless such contract is deemed to be fully benefit responsive. The contract for this Plan has been deemed to be fully benefit responsive, according to the provisions of SOP 94-4. As such, the contract is presented at contract value, which approximates fair value, on the statement of net assets available for benefits as of June 30, 2000 and 1999. The crediting interest rate for the years ended June 30, 2000 and 1999 for the contracts ranges from 5.50% to 6.45% and 4.85% to 5.50%, respectively. The crediting interest rate is reset upon the maturity of the contract.

4.   INVESTMENTS

     The following table presents the current values of those investments that exceeded 5% of the Plan's net assets available for benefits at June 30, 2000 and 1999:

                                                              2000                                 1999
                                           ------------------------------------ -------------------------------------

                                                        Value Per                            Value Per
                                                          Share      Current                  Share       Current
                                             Shares     (rounded)     Value       Shares     (rounded)     Value

MFS Massachusetts Investors Trust Fund         39,495     $ 20.94    $ 827,023      74,737    $ 21.25    $ 1,588,113
The Prudential Insurance Company of America
  Guaranteed interest account                    N/A          N/A      540,733        N/A         N/A        664,669
Prudential Government Securities Trust -
  Money Market Series                         393,481        1.00      393,481     630,052       1.00        630,052
Oppenheimer Global Fund                         5,809       68.65      398,769       8,572      48.54        416,110
AIM Balanced Fund                              10,150       32.95      334,451      13,209      29.32        387,294
Participant Loans                               1,908       97.17      185,394     284,601       1.00        284,601




     During 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $248,825 and $174,159, respectively, as follows:


          Net Appreciation (Depreciation) in Fair Value        2000               1999

  Mutual funds                                               $248,825           $271,260
  Pooled separate accounts                                                       (97,101)
                                                              -------           --------
                                                             $248,825           $174,159
                                                            =========           ========

5.   RELATED PARTY TRANSACTIONS

     Certain Plan investments are shares of mutual funds and a guaranteed interest account managed by Prudential. Prudential is the custodian as defined by the Plan beginning November 3, 1998 through June 30, 2000, and, therefore, these transactions qualify as party-in-interest.

     Certain Plan investments held during the year ended June 30, 1999 were pooled separate accounts and contracts managed by Nationwide. Nationwide was the custodian as defined by the Plan, from July 1, 1998 to November 2, 1998, therefore, these transactions qualified as party-in-interest.

6.   PLAN TERMINATION

     Although it has not expressed any intention to do so, the Company has the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

7.   TAX STATUS

     The Internal Revenue Service has determined and informed the Company by a letter dated April 13, 1998, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the letter (see Note 1). However, the Plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

8.   NONEXEMPT TRANSACTIONS

     During the year ended June 30, 2000, employee deferrals of $105,600 were withheld from certain payrolls and not remitted on a timely basis (as defined by the Department of Labor the "DOL") by the Plan Sponsor. All such deferrals were subsequently remitted to the trust by the Plan Sponsor. This transaction was prohibited according to the provisions of the DOL.

                                     ******



PRIMECAST 401(k) SAVINGS AND DEFINED CONTRIBUTION PLAN

FORM 5500, SCHEDULE H, PART IV, LINES 4a AND 4d - SCHEDULE OF NONEXEMPT TRANSACTIONS
YEAR ENDED JUNE 30, 2000
------------------------------------------------------------------------------------------------------------------------------------


         (a)                       (b)                                 (c)                          (d)          (e)       (f)
                                                           Description of Transactions
                          Relationship of Plan          Including Maturity Date, Rate of
     Identity of           Employer, or other         Interest, Colateral, Par or Maturity       Purchase      Selling    Lease
    Party involved          Party-in-Interest                         Value                        Price        Price     Rental

   PrimeCast, Inc.            Plan Sponsor              Employee contributions not timely      $ 105,600  *
                                                            remitted to the Trust

(Table Continued)


PRIMECAST 401(k) SAVINGS AND DEFINED CONTRIBUTION PLAN

FORM 5500, SCHEDULE H, PART IV, LINES 4a AND 4d - SCHEDULE OF NONEXEMPT TRANSACTIONS
YEAR ENDED JUNE 30, 2000
------------------------------------------------------------------------------------------------------------------------------------



    (g)              (h)               (i)                (j)
  Expenses                                                Net
  Incurred                                            Gain (Loss)
    with           Cost of        Current Value         on Each
Transaction         Asset           of Asset          Transaction

                     $ 105,600         $ 105,600


* This represents the total amount of contributions that were withheld from employees, but not remitted timely to the trust by the Plan Sponsor.



PRIMECAST 401(k) SAVINGS AND DEFINED CONTRIBUTION PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS HELD FOR
  INVESTMENT PURPOSES AT THE END OF YEAR

JUNE 30, 2000

----------------------------------------------------------------------------------------------------------------


(a)                          (b)                                           (c)                        (d)
                                                           Description of Investment Including

           Identity of Issue, Borrower, Lessor or            Maturity Date, Rate of Interest        Current
                        Similar Party                       Collateral, Par or Maturity Date         Value

     MFS Massachusetts Investors Trust                   Mutual fund                                  $ 827,023
                                                         (39,495 shares)

 *   The Prudential Insurance Company of America         Guaranteed interest account                    540,733

     Oppenheimer Global Fund                             Mutual fund                                    398,769
                                                         (5,809 shares)

 *   Prudential Government Securities Trust -            Mutual fund                                    393,481
       Money Market Series                               (393,481 shares)

     AIM Balanced Fund                                   Mutual fund                                    334,451
                                                         (10,150 shares)

     Van Kampen Emerging Growth Fund                     Mutual fund                                    185,394
                                                         (1,908 shares)

 *   Prudential Stock Index Fund                         Mutual fund                                    166,236
                                                         (5,131 shares)

 *   Prudential Small Company Value Fund                 Mutual fund                                     83,082
                                                         (5,652 shares)

     Fidelity Advisor Equity Income Fund                 Mutual fund                                     72,325
                                                         (2,922 shares)

     MFS Massachusetts Investors Growth Stock Index
     Fund                                                Mutual fund                                     49,464
                                                         (2,350 shares)

 *   Prudential Government Income Fund                   Mutual fund                                     46,822
                                                         (5,521 shares)

 *   Prudential High Yield Fund                          Mutual fund                                     41,691
                                                         (6,042 shares)

     Franklin Convertible Securities  Fund               Mutual fund                                     22,713
                                                         (1,448 shares)

 *   Prudential Jennison Growth Fund                     Mutual fund                                      6,689
                                                         (264 shares)

     Fidelity Advisor Equity Growth Fund                 Mutual fund                                      6,132
                                                         (82 shares)

 *   Various participants                                Participant loans, interest rates from 8% to  164,211
                                                                                                       -------
                                                          11%; maturity dates through June 2014
     Total investments                                                                             $ 3,339,216
                                                                                                   ===========


* Represents a party-in-interest to the Plan.

                                    SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            PRIMECAST 401(k) SAVINGS AND DEFINED
                                            CONTRIBUTION PLAN

Date January 11, 2001                  By:  Atchison Casting Corporation,
                                            the parent of PrimeCast, Inc.,
                                            its Administrator


                                            By:  /s/ Kevin T. McDermed
                                                     Kevin T. McDermed
                                                     Vice President,
                                                     Chief Financial Officer,
                                                     Treasurer and Secretary

                                 EXHIBIT INDEX


Exhibit Number        Description
--------------        -----------

23                    Consent of Deloitte & Touche LLP